Mail Stop 3561

June 16, 2006

Douglass R. Wilson
Chief Financial Officer
Ridgewood Electric Power Trusts
1314 King Street
Wilmington, DE 19801

     RE: **Item 4.01 Forms 8-K filed June 14, 2006 for the following entities:**

Ridgewood Electric Power Trust I	**File No. 0-24240**
Ridgewood Electric Power Trust II	**File No. 0-21304**
Ridgewood Electric Power Trust III	**File No. 0-23432**
Ridgewood Electric Power Trust IV	**File No. 0-25430**
Ridgewood Electric Power Trust V	**File No. 0-24143**
The Ridgewood Power Growth Fund	**File No. 0-25935**

Dear Mr. Wilson:

We have reviewed your filing for each of the six entities noted above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. We note that you have not yet engaged new auditors for any of the six entities noted above. Please note that you should file a new Item 4.01 Form 8-K when any of the entities engages new independent accountants.

2. Please revise your disclosure with respect to the reports of the former accountant to cover the reports for either of the past two fiscal years. Your disclosure as filed only covers the most recent audit report which covers two fiscal years. See Item 304(a)(1)(ii) of Regulation S-K and revise accordingly.

3. For each of the entities reporting material weaknesses please tell us the extent the material deficiencies resulted in any financial statement adjustment, the quarter the adjustment was recorded and the reason(s) why the adjustment is in the appropriate quarter.

4. For each of the entities reporting a disagreement, please tell us in reasonable detail how the matters were treated in the historical financial statements. Please tell us your basis under GAAP for your treatment and provide an analysis of materiality for the items.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response to these comments as an EDGAR correspondence file.

You may contract Robert Burnett, Staff Accountant, at (202) 551-3330 or me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief